(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☑ Form 10-Q	FORM 12b-25	SEC File Number: 0-4465
☐ Form N-SAR		CUSIP Number: 715709 10 9
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: August 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____

PART I - REGISTRANT INFORMATION

Pervasip Corp.
Full name of registrant
  ______________________
Former name if applicable

75 South Broadway, Suite 400
Address of principal executive office (Street and number)

White Plains, New York 10601
City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to our reduced staffing levels we experienced delays in closing our quarter, and consequently our independent registered public accounting firm was unable to complete its review of our Quarterly Report on Form 10-Q within the prescribed time period without unreasonable effort or expense.

As a result of the foregoing, our Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2011 will be filed on or before October 21, 2011, which is within the extension period provided under Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
Paul Riss (212) 404-7633

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑  Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☑ Yes   ☐ No

Our revenue for the three-month period ended August 31, 2011, decreased by approximately $39,000, or approximately 10%, to approximately $334,000, as compared to approximately $373,000 reported for the three-month period ended August 31, 2010.  The decrease in our revenues is primarily due to lost revenue from two wholesale customers.  We believe we are now seeing a reversal of the declining trend in revenues, as revenues in the quarter ending August 31, 2011, increased by 4% over the quarter ending May 31, 2011.  We attribute the recent monthly revenue increases to sales of our video phone product.

For the three-month period ended August 31, 2011, our gross profit amounted to approximately $137,000, which was an increase of approximately $1,000 from the gross profit of approximately $136,000 reported in the three-month period ended August 31, 2010.  The increase in gross profit dollars is the result of a decrease in quarterly revenues, offset by an increase in the gross profit percentage by 5%, from 36% for the three months ended May 31, 2010, to 41% in the three months ended August 31, 2011.

Selling, general and administrative expenses decreased by approximately $8,000, or approximately 2%, to approximately $490,000 for the three-month period ended August 31, 2011, from approximately $498,000 reported in the same prior-year fiscal period.  We experienced reductions to our salary and consulting expense for the period resulting in a saving of approximately $10,000.

Interest expense increased by approximately $700,000 to approximately $1,059,000 for the three months ended August 31, 2011, as compared to approximately $359,000 for the three months ended August 31, 2010.  The increase was primarily attributed to borrowings with higher effective interests rates, associated with convertible debentures.

Pervasip Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 18, 2011	By:	/s/ Paul H. Riss
Paul H Riss
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).